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                                                                     EXHIBIT 114

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                  20TH MAY 2003

MOOSE-1 EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238 (Formerly PPL 230), Eastern Papuan Basin -
                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):    Successfully cleaned hole to 610m (2033 feet),
                         bypassing a second obstruction. Drilled to 643m (2143
                         feet). Ran and cemented 4.5 inch casing to 642 m (2140
                         feet), casing off the Puri limestone lost circulation zones that have been causing drilling problems. Rigging up the BOP prior to drilling the 4- inch section.

                         Program for this week is to drill 4- inch hole to approximately 1200 m, and prepare to penetrate the Eocene limestone, which is the secondary reservoir target. A 3.5-inch casing will then be set prior to drilling ahead 3-inch hole to the anticipated primary targets, the Pale and Subu sandstones.

                         Progress for the week was 33 m (110 feet)

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene/Miocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

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NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000